                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                               DIGENE CORPORATION
        -----------------------------------------------------------------
                            (Name of Subject Company)

                               DIGENE CORPORATION
        -----------------------------------------------------------------
                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   253752 10 9
        -----------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              CHARLES M. FLEISCHMAN
         PRESIDENT, CHIEF OPERATING OFFICER AND CHIEF FINANCIAL OFFICER
                                1201 CLOPPER ROAD
                          GAITHERSBURG, MARYLAND 20878
                                 (301) 944-7000
        -----------------------------------------------------------------
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 WITH COPIES TO:

MORRIS CHESTON, JR., ESQ.                        JONATHAN M. MOULTON, ESQ.
BALLARD SPAHR ANDREWS & INGERSOLL, LLP           TESTA, HURWITZ & THIBEAULT, LLP
1735 MARKET STREET, 51ST FLOOR                   125 HIGH STREET
PHILADELPHIA, PENNSYLVANIA 19103                 BOSTON, MASSACHUSETTS 02110
215-665-8500                                     617-248-7000



  [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

THE PRESS RELEASE FILED HEREWITH IS IN CORRECTED FORM, AS ISSUED IN THE AFTERNOON OF FEBRUARY 19, 2002. THE ORIGINAL PRESS RELEASE ISSUED IN THAT MORNING INADVERTENTLY OMITTED THE "ADDITIONAL INFORMATION" SECTION.

                      Contact: Robert Bowen, Chief Financial Officer Anne Rivers, Investor Relations
                                         Jeff Keene, Healthcare Media
                                         Cytyc Corporation: 978-266-3010
                                         www.cytyc.com

                                         Robert P. Jones/ Theresa Vogt
                                         Media: Greg Tiberend/Dan Budwick
                                         Morgen-Walke Associates: 212-850-5600

                                         Lloyd Benson or Shanti Skiffington
                                         Schwartz Communications: 781-684-0770


   CYTYC CORPORATION SIGNS DEFINITIVE AGREEMENT TO ACQUIRE DIGENE CORPORATION

        Boxborough, MA, and Gaithersburg, MD, February 19, 2002 - The press release issued by Cytyc Corporation (Nasdaq:CYTC) and Digene Corporation (Nasdaq:DIGE) today inadvertently omitted the following language. The corrected release, in its entirety, is also set forth below.

ADDITIONAL INFORMATION:

        THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc intends to file a Registration Statement on Form S-4 and Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the U.S. Securities and Exchange Commission in connection with the transaction. Cytyc and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to stockholders of Digene. These documents contain important information about the transaction which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents may also be obtained from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201Clopper Road Gaithersburg, MD 20878, 301-944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

THE CORRECTED PRESS RELEASE, IN ITS ENTIRETY, IS SET FORTH BELOW:

        Boxborough, MA, and Gaithersburg, MD, February 19, 2002 -- Cytyc Corporation (Nasdaq:CYTC) and Digene Corporation (Nasdaq:DIGE) today jointly announced that they have signed a definitive agreement pursuant to which Cytyc Corporation will acquire Digene Corporation in a stock and cash tender offer transaction. The transaction furthers Cytyc's mission to become the leading developer and manufacturer of products for the diagnosis of women's cancers and infectious diseases.

        Cytyc Corporation will issue 23 million shares of common stock and pay $76.9 million in cash for all outstanding equity of Digene Corporation (calculated on a fully diluted basis using the treasury stock method). Each Digene shareholder will receive $4.00 per share in cash plus 1.1969 shares of Cytyc common stock for every share of Digene common stock. Based upon the last sales prices on the Nasdaq market of Cytyc's and Digene's common stock on February 15, 2002, the per share consideration to Digene shareholders is $28.81, which represents a 13% premium to Digene's last sales price of $25.51 on that date, representing an aggregate equity value of the transaction of $553.7 million.

        The transaction is expected to be $0.04 to $0.05 per share dilutive to Cytyc's 2002 earnings and accretive in 2003 and beyond. In addition, the transaction is expected to result in a one-time charge of up to $65 million, largely for in-process R&D. The acquisition is subject to the tender of over 50% of Digene's stock, regulatory approval and other customary closing conditions, and is expected to close during the second quarter of this year. The acquisition will be structured as a tax-free reorganization.

        "We believe that this is an ideal merger for both companies, each leaders in our respective fields" said Pat Sullivan, Cytyc's chief executive officer, vice chairman and chairman-elect. "Cytyc's ThinPrep(R) Pap Test(TM) is fast becoming the method of choice for cervical cancer screening and Digene's Hybrid Capture(R) 2 HPV Test is the clear standard for the identification of human papillomavirus (HPV), which is the cause of greater than 99% of cervical cancer cases. In addition, we believe the combined platform of HC 2 technology based upon Digene's substantial portfolio of intellectual property, together with the ThinPrep collection vial, provides tremendous opportunities for molecular testing of a panel of sexually transmitted diseases and other cancer markers."

        "We are very excited by the prospects of combining efforts with Cytyc Corporation," said Evan Jones, chairman and chief executive officer of Digene Corporation. "We have been working closely with Cytyc during the last several years as a result of our co-marketing agreement and believe that the combined entity will be extremely effective in establishing our portfolio of products as new standards for screening and prevention of women's cancers and infectious diseases."

        Digene's Hybrid Capture 2 HPV Test is the only test currently approved by the U.S. Food and Drug Administration (FDA) for the detection of HPV, and the ThinPrep Pap Test is the only liquid-based cervical cancer screening technology currently approved by the FDA for HPV testing directly from the collection vial. The combined benefits of these two products have recently been validated in the National Cancer Institute's ALTS trial as the optimal patient management strategy for borderline cytology results.

        Advising Cytyc Corporation in this transaction was U.S. Bancorp Piper Jaffray. Goldman, Sachs & Co. acted as advisors to Digene Corporation.

        Cytyc and Digene management will discuss the acquisition during a conference call on Tuesday, February 19, 2002, at 8:30 a.m. (Eastern). Investors may access the call by dialing 800-350-7822 or 212-676-5030. A webcast of the call may be accessed at Cytyc's web site, www.cytyc.com, and Digene's web site, www.digene.com, where the event will be available for replay approximately two hours following the conference call until February 28, 2002. In addition, a telephonic replay of the call will be available through February 28, 2002 by calling 800-633-8284 or 858-812-5449 (Access Code: 20370221).

Cytyc Corporation develops, manufactures, and markets products for medical diagnostic applications primarily focused on women's health. The ThinPrep(R) System consists of the ThinPrep(R) 2000 Processor, ThinPrep(R) 3000 Processor, and related reagents, filters, and other supplies. Cytyc is traded on The Nasdaq Stock Market under the symbol CYTC and is a part of the S&P Midcap 400 Index and The Nasdaq-100 Index.

Digene Corporation based in Gaithersburg, Maryland, develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. The Company has developed and is commercializing its patented Hybrid Capture products in three areas: women's cancers and infectious diseases, blood viruses, genomics and pharmaceutical research. Digene's primary focus is in women's cancers and infectious diseases where the Company's lead product is the only FDA approved test for human papillomavirus, or HPV, which is the cause of greater than 99% of cervical cancer cases. The Digene HPV Test is used in the U.S. as an adjunct to the Pap smear for cervical cancer screening and is being marketed in selected countries as a primary cervical cancer screen either in conjunction with or separate from the Pap smear. The Company's product portfolio also includes DNA tests for the detection of other sexually transmitted infections, including chlamydia and gonorrhea, and tests for blood viruses.

Cytyc(R) and ThinPrep(R) are registered trademarks and ThinPrep(R) Pap Test(TM) is a trademark of Cytyc Corporation.

Forward-looking statements in this press release are made pursuant to the provisions of Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that statements in this press release which are not strictly historical statements, including, without limitation, statements regarding management's plans and objectives for future operations, statements regarding the Digene acquisition, product plans and performance, management's assessment of market factors, as well as statements regarding Company strategy, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, dependence on key personnel and proprietary technology, management of growth, risks associated with the consummation and integration of the Digene acquisition, uncertainty of product development efforts, risks associated with the FDA regulatory approval processes and any healthcare reimbursement policies, risks associated with competition and competitive pricing pressures, and other risks detailed in Cytyc's and Digene's filings with the Securities and Exchange Commission, including under the heading "Certain Factors Which May Affect Future Results" in Cytyc's 2000 Form 10-K and "Additional Considerations" in Digene's 2001 Form 10-K filed with the Commission. Cytyc and Digene caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Cytyc and Digene disclaim any obligation to publicly update or revise any such statements to reflect any change in Cytyc's and Digene's expectations or events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc intends to file a Registration Statement on Form S-4 and Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the U.S. Securities and Exchange Commission in connection with the transaction. Cytyc and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to stockholders of Digene. These documents contain important information about the transaction which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents may also be obtained from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201Clopper Road Gaithersburg, MD 20878, 301-944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

SHORTLY AFTER DISTRIBUTION OF THE INITIAL JOINT PRESS RELEASE, OFFICERS OF CYTYC CORPORATION AND DIGENE CORPORATION CONDUCTED A CONFERENCE CALL TO DISCUSS THE PROPOSED TRANSACTION. THE FOLLOWING TRANSCRIPT OF THAT CALL IS NOW AVAILABLE ON DIGENE CORPORATION'S WEBSITE HTTP://WWW.DIGENE.COM AND ON CYTYC CORPORATION'S WEBSITE HTTP://WWW.CYTYC.COM. INCLUDED IN THE PROCESS BY WHICH A READER IS ABLE TO ACCESS THE TRANSCRIPT IS THE DISCLOSURE SET FORTH BELOW UNDER "ADDITIONAL INFORMATION," BEFORE THE BEGINNING OF THE CONFERENCE CALL TRANSCRIPT.


ADDITIONAL INFORMATION:

THIS CONFERENCE CALL TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc intends to file a Registration Statement on Form S-4 and Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the U.S. Securities and Exchange Commission, in connection with the transaction. Cytyc and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents may also be obtained from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, 301-944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

                                   CYTYC CORP.

                             MODERATOR: THERESA VOGT
                                FEBRUARY 19, 2002
                                  6:30 A.M. MT


Operator:                  Ladies and gentlemen, thank you for standing by.
                           Welcome to the Cytyc and Digene conference call.
                           During the presentation, all participants will be in a listen-only mode. Afterwards, you will be invited to participate in the question and answer session. At that time, if you have a question, you will need to press the one followed by the four on your telephone.
                           As a reminder, this conference is being recorded
                           Tuesday, February 19, 2002.

                           I would now like to turn the conference over to Ms. Anne Rivers at Cytyc Corporation. Please go ahead, ma'am.

Anne Rivers:               Thank you. Good morning everyone, and welcome to
                           Cytyc Corporation's conference call to discuss the planned acquisition of Digene Corporation, Inc. If anyone has not received a copy of the news release issued this morning, please call Morgen Walke at 212-850-5600, and one will be faxed to you immediately.

                           Before we begin, I need to remind you all that forward-looking statements in this conference call are made pursuant to the provisions of Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that statements in this conference call which are not strictly historical statements, including, without limitation, statements regarding the Digene acquisition and the financial expectations as a result of the planned acquisition, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include the satisfaction of the conditions to closing, including receipt of Digene shareholder and regulatory approval, the successful consummation and integration of Cytyc's acquisition of Digene, dependence on proprietary technology, dependence on timely and adequate levels of third-party reimbursements, risks associated with competition and competitive pricing pressures, and other risks detailed in the company's filings with the Securities and Exchange Commission. The company cautions listeners not to place undue reliance on any such forward-looking statements, and disclaims any obligation to update any of the forward-looking information on this call.

                           In addition, please note that this call is being recorded by Cytyc and contains copyrighted material.

                           It cannot be re-recorded or re-broadcast without the company's express participation, and your participation implies consent to our taping.

                           With that, I'd like to turn the call over the Patrick Sullivan, Chairman-elect, Vice Chairman, and Chief Executive Officer of Cytyc Corporation.

Patrick Sullivan:          Thank you, Anne.

                           Good morning, ladies and gentleman. This is Patrick Sullivan, Vice Chairman and Chief Executive Officer of Cytyc Corporation. I would like to welcome you to our teleconference today to discuss another very exciting announcement and day for all of Cytyc and Digene's employees, customers, partners, and investors. Joining me on the call today will be Evan Jones, Chairman and Chief Executive Officer of Digene, Charles Fleischman, Digene's President, Chief Operating Officer and Chief Financial Officer, Dan Levangie, Cytyc's President and Chief Operating Officer, and Bob Bowen, Cytyc's Chief Financial Officer.

                           I will first provide a brief overview of the acquisition and the strategic fit with Cytyc, and then turn the call over to Evan and Chuck for their comments. Dan will then outline the sales and marketing strategy, and finally, Bob will describe the details of the financial transaction. Following our prepared remarks, we will take the opportunity to answer questions.

                           As you have read in the press release this morning, we announced the acquisition of Digene Corporation, a publicly held company based in Gaithersburg, Maryland. We believe that the combination of Cytyc and Digene is an extraordinary opportunity for both companies. The key points of the transaction are, one, it is structure as a cash and stock exchange offer valued at approximately $553 million as of Friday's close. Second, the transaction is being structured as a tax-free reorganization.

                           We plan to commence the offer for all of Digene's shares the week of February 25th, pursuant to which shareholders of Digene may receive 1.1969 shares of Cytyc and four dollars in cash for each share of Digene. The acquisition has already been approved by both boards of directors, and we expect that it will close during the second quarter of 2002, subject to receipt of the appropriate regulatory approvals and the tender of 90 percent of Digene's shares.

                           In addition, Digene's officers and directors and their affiliates, holding in the aggregate approximately 26 percent of Digene's shares, have agreed to tender their shares in the offer and vote any shares in favor of the merger. Following the merger, Evan Jones, Digene's Chairman, will join Cytyc's board of directions.

                           As consideration, Cytyc will issue approximately 23 million shares of stock, and $76.9 million in cash for all the outstanding common stock and common stock equivalents of Digene. We've been involved with Digene over the past several years in a variety of ways. In 1997, we conducted a trial for the approval of the Digene Hybrid Capture HPV Assay directly from the ThinPrep Pap Test file, and in January of 2001, we established a co-marketing agreement with Digene for the promotion of their HPV test in the United States. We believe this acquisition is the logical progression of our relationship, since it further solidifies and strengthens our position in cervical cancer screening, and provides us a platform for continued growth, both in the United States and internationally.

                           We are very excited about this opportunity from several perspectives. First, this acquisition provides Cytyc with R&D capabilities in molecular diagnostics that solidifies our platform for leveraging additional tests from the ThinPrep Pap Test file. These tests include HPV, potentially chlamydia and gonorrhea, which up to this point we have relied on others to provide for us. Secondly, the sales and marketing synergies between the two products in the United States are very significant and a major benefit to the transaction. In addition, the addition of HPV capability provides us with additional international opportunities that we believe are much more attractive than just the ThinPrep Pap Test alone.

                           I would also like to add that we are very appreciative of the significant contributions that Evan and Chuck have made in growing their business from a start-up new venture to a business that is making a significant contribution to improving women's health on a worldwide basis. I appreciate the relationship we've had with both Evan and Chuck over the past 10 years, and look forward to a new chapter in our relationship.

                           I'd like to now turn the call over to Evan Jones, Chairman and Chief Executive Officer of Digene, for his comments. Evan.

Evan Jones:                Thank you, Pat.

                           On behalf of all of us at Digene, I would like to express our strong support for the proposed acquisition of Digene by Cytyc. We believe that by combining forces with Cytyc, we will be able to accelerate the adoption for both of our companies' products around the world, and as a result, we expect to help improve the standard of care in women's health and cancer diagnostics.

                           We have worked with Cytyc and its management team closely over the last decade, and we have confidence in their ability to continue to build upon Digene's mission to help improve cervical cancer screening and treatment and prevention programs. Since the FDA approval of the ThinPrep Pap Test and the Hybrid Capture-2 HPV test, both Cytyc and Digene have established leadership positions in our respective fields -- Cytyc with its ThinPrep system for detection of cervical abnormalities, and Digene with its HPV molecular diagnostic tests.

                           Together, we believe we can offer the first integrated solution for cervical cancer screening and testing for infectious diseases. By combining the ThinPrep Pap Test, Digene's HPV and molecular diagnostics, and the ThinPrep imaging system, Cytyc will be able to establish new standards of performance. We also see opportunities to cooperate with Cytyc to combine molecular biology with diagnostic testing in conjunction with a revolutionary, new ThinPrep breast test. These combined offerings will benefit women, health care providers, and the laboratories who offer our tests.

                           I would now like to ask Chuck Fleischman, Digene's President and Chief Operating Officer, to describe several of the key development areas and regulatory initiatives on which the two companies are working. Chuck, would you like to begin?

Chuck Fleischman:          Thank you, Evan.

                           First, I would like to congratulate Pat, Dan, Bob and the entire Cytyc team on the tremendous job they have done building their company. We are honored to have Digene become a member of the Cytyc family.

                           Second, Digene and Cytyc have been working closely for the last several years to expand the indications of our products together, and we look forward to expanding this work into the future. The combination of Digene, Cytyc, Hybrid Capture and ThinPrep should provide significant benefits to women's health testing for the diagnosis of infectious disease and cancer. It is a powerful strategic combination.

                           As you know, last fall, we filed a PMA supplement with the FDA for approval to market the Hybrid Capture-2 HPV test in conjunction with the pap test as a primary screen for cervical cancer and its precursors in women aged 30 and older. This new product combination, designated the DNA Pap, should significantly expand the market opportunity for Cytyc here in the United States and has the opportunity to become the standard of care for cervical cancer screening and prevention around the world. We believe this product will be an excellent and vital tool in cervical cancer screening and prevention. And FDA advisory panel will review our submission on March 8th, 2002.

                           We are also investing to streamline and automate HPV testing for HPV, chlamydia and other sexually transmitted infections from ThinPrep specimens. We are already doing the clinical trials work to gain marketing clearance for Hybrid Capture, chlamydia, and gonorrhea, in preparation for submission to the FDA from the ThinPrep vile.

                           Last, we would like to strongly emphasize the enthusiasm that Armand [sp] Partners has for this transaction. Armand Partners is the largest shareholder in Digene and believes that the combination of the two companies is strategic and exciting.

                           I'd like to again congratulate Dan Levangie and now turn the call over to him to address the market opportunities and the sales and marketing strategies for Cytyc.

Dan Levangie:              Thank you, Chuck.

                           We are very excited by the opportunity provided by this obvious combination of two leaders I the field of cervical cancer screening and prevention. As a result of this combination, we are convinced that the ThinPrep Pap Test platform will form the basis of testing women throughout the world for a variety of sexually transmitted infections.

                           In the United States, we've been directly involved in marketing the Hybrid Capture 2 HPV test for more than a year now, and have come to fully appreciate the potential for our combined products and revolutionizing the diagnosis, management and the follow-up of patients for cervical disease. Our co-marketing agreement with Digene in the U.S. is already establishing HPV triage of askus [sp] or equivocal test results from the ThinPrep Pap Test vile as an efficient and cost-effective approach to patient management. Our sales force is fully trained and is building momentum for establishing HPV triage as the new standard of patient management.

                           While we have successfully executed our co-marketing plans with Digene, there really is no substitute for the ownership that the Cytyc sales force will have for success with their own product. We believe that this combination of our businesses will further catalyze our sales and marketing effort and will produce even more dramatic results that neither Cytyc or Digene have achieved independently.

                           As we expand the use and the availability of HPV testing in the United States, we are concurrently expanding the installed base of Hybrid Capture 2 instrument systems in the field. These systems, now approved for testing for chlamydia and gonorrhea, will expand the portfolio of products being marketed by the Cytyc laboratory sales and marketing group, and will allow Cytyc to participate in the rapidly growing market for chlamydia testing directly.

                           As you may be aware, widespread screening of young women for asymptomatic chlamydia infection is being advocated by public health and infectious disease experts as well as by insurance industry experts who have recognized the cost-benefits that come from preventing the morbidity associated with unidentified and untreated chlamydia infection. We expect the market for chlamydia testing to grow, and we will now directly participate in that growth.

                           From a longer-term perspective, we believe that testing for HPV will play a role in the initial screening of a targeted group of women in the United States with the ThinPrep Pap Test. This expanded primary screening role for HPV testing will most easily be accomplished together with the ThinPrep Pap Test and represents a significant market expansion opportunity. In fact, as Chuck mentioned earlier, an FDA panel is being convened in March 8th to discuss this expanded indication.

                           From an international perspective, this merger is equally attractive. As you know, we are investing in building infrastructure in a number of international markets, particularly in Europe, in order to take advantage of an existing pap testing market opportunity approximately equal to the size of the current U.S. market. The addition of the Hybrid Capture platform for HPV testing and testing for other STDs will allow us to more rapidly establish our presence in Europe.

                           In the U.K., for example, HPV testing is an integral part of the ongoing National Health Service NICE [?] trial. In Germany and in Italy, reimbursement is being established for HPV testing and we believe the combined platform of the ThinPrep Pap Test plus HPV testing, will become more widely adopted. In a number of European countries, the interval of cervical cancer screening is being constantly evaluated in order to manage health care costs. The combination of the ThinPrep Pap Test and HPV testing can provide these governments with a realistic opportunity to develop testing guidelines that will achieve their cost management goals.

                           Likewise, in many international markets, screening for chlamydia is receiving increasing attention, and we believe that this market opportunity will expand and Cytyc will participate directly in this expansion.

                           From all perspectives, this combination makes tremendous sense. It combines state-of-the-art technologies with a world class sales and marketing organization, and we are very excited to begin this next phase of our growth.

                           I'd like to now turn the call over to Bob Bowen.

Bob Bowen:                 Thank you, Dan.

                           We are extremely excited with the opportunity that this transaction brings to Cytyc. The combination of the Cytyc and Digene assets opens up significant new market opportunities, both domestically and internationally. In addition, there are significant organizational and technology synergies and common business model characteristics that can be leveraged further.

                           The transaction is structured as a cash and stock exchange offer valued at approximately $553.7 million as of Friday's close, and is structured as a tax-free reorganization. The transaction consideration includes 23 million share of Cytyc stock plus $76.9 million in cash in exchange for all of the common stock and equity equivalents of Digene, calculated on a treasury method basis. Digene currently has approximately $50 million of cash and cash equivalents, approximately $5 million of debt, and $35 million of net operating loss carry-forwards that will accrue to Cytyc as a result of this transaction.

                           Consistent with purchase accounting requirements, we expect the transaction will result in a one-time charge of up to $65 million, primarily associated with in-process research and development.

                           We remain comfortable with guidance for the first quarter of 2002, provided during our conference call on January 23rd. We expect to report revenues for the first quarter within the range of $67- to $69 million and pro forma, fully diluted per share earnings of approximately 14 cents. As noted in this morning's press release, we expect this transaction to be four cents to five cents dilutive, to total year 2002 pro forma, fully diluted per share earnings, and approximately three cents accretive to pro forma, fully diluted per share earnings in 2003.

                           In our January 23rd conference call, we provided revenue guidance for the full year of 2002 in the range of $295 to $305 million, with 2003 revenues expected to grow 30 to 35 percent above 2002 revenue levels. Assuming the receipt of regulatory approvals, the tender of 90 percent of Digene shares in the offer, and an early second quarter transaction close, we would expect to include essentially three quarters of Digene-related revenues in our full year 2002 results. On this basis, we believe our full year 2002 revenues will be in the range of $345 million to $360 million, and our full year 2003 revenues will be in the range of $485 million to $515 million.

                           Also in our January 23rd conference call, we provided pro forma, fully diluted per share earnings guidance of 64 cents to 66 cents. We would expect to include essentially three quarters of Digene-related operating results in our full year results. During the last three calendar quarters of 2002, we would also expect to achieve certain transaction-related operating costs synergies, and to incur the dilutive effects of the newly issued 23 million Cytyc shares.

                           On this basis, we believe our 2002 pro forma, fully diluted per share earnings, will be in the range of 59 cents to 62 cents, and for 2003, we believe our pro forma, fully diluted per share earnings will be in the range of 92 cents to 95 cents. On a combined pro forma basis, we believe gross margin rates will be in the range of 79 percent to 81 percent in 2002 and 2003. Digene, on a stand-alone basis, has recently reported gross margin rates in the range of 70 to 75 percent, and Cytyc on a stand-alone basis has consistently guided to gross margin rates in the range of 80 to 82 percent. We believe that combined pro forma research and development expenditures will be approximately six to seven percent of sales in 2002 and 2003.

                           We expect combined pro forma sales and marketing expenditures to be approximately 22 to 24 percent of sales in 2002, and 19 to 21 percent of sales in 2003. And we believe the combined pro forma G&A expenditures will be approximately seven to nine percent of sales in 2002, and five to seven percent of sales in 2003.

                           In addition, we expect that non-cash amortization of intangibles will be approximately seven million to eight million in 2002 and nine million to 10 million in 2003.

                           All of the above taken together, excluding one-time charges, would result in anticipate operating margins of 38 to 40 percent in 2002, and 44 to 46 percent in 2003. After adjusting for interest income, including net cash used for this transaction, taxes and fully diluted shares outstanding, including shares issued related to this transaction, we believe pro forma, fully diluted per share earnings will be 59 cents to 62 cents in 2002, and 92 cents to 95 cents in 2003.

                           During our first quarter conference call, we expect to provide further guidance related to the second quarter of 2002.

                           I would now like to turn the call back to Pat.

P. Sullivan:               Thank you, Bob.

                           Before we open the call up to questions, I would just like to make one point, and that is from both companies' perspectives, there are relationships that are currently in place that we expect to evaluate over the next 30 days prior to the closing of the transaction, and put plans in place to address those relationships, those ongoing relationships after the close of the transaction.

                           Operator?

Operator:                  Thank you. Ladies and gentlemen, if you wish to
                           register a question for today's question and answer session, you will need to press the one followed by the four on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the one followed by the three. If you are on a speaker phone, please pick up your handset before entering your request. One moment please for the first question.

                           Our first question comes from Kurt Kruger with Bank of America. Please go ahead, sir.

Kurt Kruger:               Hi Pat.

P. Sullivan:               Hi Kurt.

K. Kruger:                 Just a couple of questions if I could. Can you tell
                           us what the status of the arrangements you have with Roche -- does this interact with that at all? And then also, could you give us an update as to what your sales force, your direct sales force is, and what Digene's sales force is, and what the combined
                           -- the combination of those two sales forces might look like?

P. Sullivan:               On the Roche agreement, that is one that I referred
                           to in my preamble here today, opening of questions.
                           There are relationships that are currently in place, and we expect to evaluate those relationships over the next 30 days and put plans in place to address those relationships in light of this transactions.

                           In terms of the sales and marketing, Dan, would you like to hit that?

D. Levangie:               Yes. In terms of the Cytyc sales organization in the
                           field in the United States, approximately 185 individuals, including sales representatives and management. The Digene sales and marketing organization in the U.S. is approximately 35 to 40 individuals. And, obviously, over the next 30 days we will be determining how we best integrate the Digene group into the Cytyc group in the U.S.

K. Kruger:                 Okay, but the -- so there might be some reduction in
                           the total?

D. Levangie:               It's really too soon for me to tell, Kurt. We need to
                           go through, kind of area by area, to see where there may be potential redundancies, but at this point it's too early for me to predict.

K. Kruger:                 Okay. Thanks. And then if you could just tell us -- I
                           don't follow Digene specifically -- what were the sales in 2001 and what do you expect them to be in 2002?

B. Bowen:                  I don't -- let me do this for you, Kurt, because
                           Digene reports their numbers on a fiscal year basis from June to June, and the sales that they reported
                           -- let me give you just the last six months of calendar 2001 -- let me just add a couple numbers here --

K. Kruger:                 And maybe while you do that I could ask, I think you
                           alluded to some of the benefits that might accrue to the breast test. Could you elaborate on those, either
                           Dan or Pat, what this might involve, this combination might involve?

Pat: Obviously, the addition of a molecular diagnostics capability to the Cytyc-Digene combination provides for potentially looking at molecular marketers regarding breast cancer. With our acquisition of Pro-Duct [?] we think that we now have the sample and may be able to add molecular diagnostics to that. But, too early to tell, Kurt at this point.

K. Kruger:                 Okay.

Pat:                       Do you have those numbers, Bob?

B. Bowen:                  Yes.  So, the last six months sales were $22 million.

K. Kruger:                 Good.  Thanks.

B. Bowen:                  They were up about 50 percent from the prior year,
                           Kurt.

K. Kruger:                 They were up 50 percent?

B. Bowen:                  Fifty percent year-over-year.

K. Kruger:                 Thank you very much. That's helpful. I'll get off --
                           I'll get in the queue again.

Operator:                  Thank you. The next question comes from Wade King
                           with Robertson Stephens. Please go ahead.

Wade King:                 Well, good morning, gentlemen. Congratulations on the
                           transaction.

P. Sullivan:               Thank you.

B. Bowen:                  Thank you.

W. King: A couple of follow-up questions. Could you comment -- you already mentioned as relates to the consideration of the Roche agreement going forward -- would I presume also the reconsideration of other agreements wouldn't include the efforts that Digene has had to date with Tri-Path as relates to HPV testing in association with Tri-Path's cytology test?

P. Sullivan:               Yes, Wade, I think that would also be subsumed into
                           my preamble remarks. Just a clarity that the Tri-Path submission with Digene to the FDA for the performance of the Tri-Path product out of their file, in addition to our Roche agreement for chlamydia, gonorrhea as well as the Digene agreements with Roche for distribution arrangements in Europe as well as their Abbott agreement. So, we're looking at all of those commercial relationships and are evaluating the appropriate course of action in each one of those in light of this transaction.

W. King: Given from the labs' perspective, Pat, the current offering of HPV testing out of the ThinPrep vile and the lack of capability of doing that out of any other cytological testing, that's a huge advantage for the lab in terms of additional revenue stream and testing capability. It would obviously make tremendous sense for you going forward, since you're buying Digene, not to offer that capability or pursue the process towards offering that capability with Tri-Path. Is there any additional comment along that line currently?

P. Sullivan:               Not any more than I have already provided.

W. King: Okay. Could you comment, please, on the potential for routine reimbursement going forward for the use of HPV as a primary screener? Obviously we are aware of the panel meeting for consideration of this in association with cervical cytology testing as a primary screener, but in terms of getting designated and routine reimbursement for this, could you comment on the timeline in that regard Pat, or Dan?

D. Levangie:               Wade, I wonder if I could turn that question to
                           Chuck, since they are as close as anyone to HPV reimbursement overall.

C. Fleischman:             Thank you, Dan. We have spent significant effort to
                           date in conjunction with our regulatory process to move forward with the reimbursement community, doing outcomes research to show the benefits of HPV testing in conjunction with the pap test at increasing clinical outcomes and at the same time reducing costs to the health care system. Those activities are underway, and we would hope to have them concluded in conjunction with a potential FDA approval of the product.

D. Levangie                [?]: I would also say, as it relates to our current
                           efforts in promoting HPV testing for its use in triaging equivocal pap smears or pap tests, the insurance industry is extremely supportive.
                           Reimbursement for HPV testing in that setting is widely available and lucrative in terms of the lab's reimbursement for that test. So, reimbursement at this point in time is very good, and widely available, and we would expect to make that same situation happen following the approval of HPV testing and ThinPrep for primary screening.

W. King: Dan, just following up on that, obviously the reimbursement to date has been primarily for askus [?] patients, you know, 2.5 to three million in the U.S. per year, or samples per year. On the other hand, as relates to primary screening, that's something that obviously is many fold times that. So could you just comment on, once again, the advancement of the process towards the primary screening opportunity and any, once again, specific timeline whereby you think that could become routine?

D. Levangie:               Well, first of all, we obviously need to get through
                           the FDA process, which Digene has made remarkable process in advancing their arguments with FDA. As that unfolds, I think we will be putting together the strategy to establish reimbursement. We have a lot of evidence in hand that Digene has gathered that in fact insurers are open and interested in looking at the results of the clinical tests and studies, and understanding the cost-benefit of the combination of ThinPrep testing with HPV testing in the appropriate subset of women over the age of 30. And we believe it is particularly cost-effective, that there is a cost-benefit associated with the combination of the two products in that patient population, and the objectively obviously would be to demonstrate that to the satisfaction of the insurer and have them cover the combined tests.

                           But in terms of the time line, Wade, it's clearly FDA process first, followed by our efforts related to reimbursement.

W. King: Okay. Thank you. And lastly for Bob and possibly the rest -- Bob, per your guidance on the revenue side, thanks for the specific metrics given. You mentioned `02 at 345 to 360 on the top line. Our prior top line forecast was around 300, so I presume that assumes HPV testing revenue somewhere around 50 million in `02, and in `03 HPV testing revenue approximately 85 to 110 million or so in `03. Is that correct?

B. Bowen:                  Those are pretty close, Wade, although I would just
                           comment it's not just HPV. Digene has other products in its portfolio, the chlamydia-gonorrhea testing, some blood virus testing -- so all in, those numbers are in the right range.

W. King: But the percentage of the non-HPV testing associated with the Digene revenue component, could you give us an approximation there? I presume it's rather small?

C. Fleischman:             Wade, this is Chuck Fleischman. It's approximately 30
                           percent of Digene's revenue.

W. King:                   Thirty percent currently, is that right, Chuck?

C. Fleischman:             That is correct.

W. King: And then going forward, you would expect that percentage to be somewhere close?

C. Fleischman:             Well, the HPV and the women's health products are
                           clearly growing more rapidly than our other products such as equipment sales and blood virus testing.

W. King:                   Okay.  Very good.  Thank you very much.

Operator:                  Our next question comes from Ricky Goldwasser with
                           UBS Warburg. Please go ahead.

Ricky Goldwasser:          Hi. Good morning, and congratulations. Can you
                           provide us the headcount for sales reps in Europe for both Digene and Cytyc and same on the R&D side?

P. Sullivan:               Dan, do you want to hit on the Cytyc side, and
                           perhaps Chuck could hit the Digene side?

D. Levangie:               Yes. In Europe, Ricky, we're in the process of
                           building the team in Europe. We've got operations in approximately six locations in Western Europe. By mid-year of this year, total sales representatives representing Cytyc on the ground in Europe will be approximately 50 individuals.

C. Fleischman:             And from the Digene side, Digene has a focused
                           marketing group based out of the United Kingdom, and from a sales force perspective, we have traditionally collaborated with distribution partners.

R. Goldwasser:             And on the R&D side?

C. Fleischman:             The figure is about 50 at Digene.

R. Goldwasser:             And are you going to keep most of the R&D personnel?

P. Sullivan:               Ricky, I would say that's one of the things that
                           we're going to look at together with Evan and Chuck as we move forward here in this transaction to evaluate the integration opportunities for the two companies and develop plans to best optimize all the resources of the combined entities.

R. Goldwasser:             Thank you.

Operator:                  The next question comes from Tom Gunderson with U.S.
                           Bancorp. Please go ahead.

Tom Gunderson:             Hi.  Can you hear me okay?

P. Sullivan:               We can hear you fine, Tom.

T. Gunderson:              Okay. I couldn't hear the operator. Good morning.
                           There seems to be some discussion here so far on the conference call on the DNA pap and future revenues and earnings. Bob, what's your assumption as far as new products and the FDA process on this March 8th panel? Are you taking a conservative, a liberal, an in-between --

B. Bowen:                  We have a very, very conservative assumption relative
                           to the panel meeting, and we do not anticipate significant -- in the model anyway -- we have not anticipated significant DNA pap testing to occur until `04.

T. Gunderson:              Okay.

C. Fleischman:             Perhaps I can comment on that too. Traditionally,
                           Digene has not included any products in our projections and expectations for -- related to the DNA pap. We have been working with the FDA and our street models are based on our other products and the application of HPV testing in an adjunctive mode as a follow-up to an abnormal pap smear.

T. Gunderson:              All right. And then just to be totally clear on this,
                           `03 revenue and earnings numbers that you gave us, Bob, do not include any significant contribution from this on the revenue side, but they do include all the R&D and marketing, development costs.

B. Bowen:                  That's correct.

T. Gunderson:              Okay. And then, second, I echo the appreciation for
                           the clear numbers in `02 and `03, but let's take it one step farther. Do you see the HPV and the other
                           STD tests taking you into higher growth as we go forward from `04 and beyond?

B. Bowen:                  Tom, I prefer not to comment about the out years. We
                           think that the combination of these assets are going to continue to maintain the combined growth rates of the two companies clearly accelerates our growth rate in `02 and `03, and we would expect to continue to achieve those benefits.

T. Gunderson:              And then a clarification, Bob, 92 to 95 cents, has
                           that got the artificial 38 to 40 percent tax rate on it, or is that as you will report it?

B. Bowen:                  That's on a pro forma basis of 38 percent.

T. Gunderson:              Okay. And then last question, you know, you've been
                           getting -- between the two of you, you have been getting a lot out of the cervical test. You tantalize us a little bit with the Pro-Duct [?] test. Are there other tissue samples that you can get that you're currently working on in R&D that would add to this platform?

C. Fleischman:             Digene has blood virus tests, and the Hybrid Capture
                           technology is readily applicable to specimens from a number of different areas. I would have to -- we will review going forward the specific focus of our R&D efforts, but the base technology platform is very broad and can be applied many ways.

T. Gunderson:              Okay.  Thank you.

Operator:                  Bob Hopkins with CS First Boston, please go ahead.

Bob Hopkins:               Thanks very much. Just two quick questions. One,
                           you've talked a little bit about -- or a lot about the revenue synergies that you're assuming in `02 and `03, but I'm wondering if you could talk just a little bit more specifically about any of the cost synergies that go into making that 92 to 95 cent number work for 2003? And then secondly, I was wondering if somebody could comment on your opinion on the size of the chlamydia and gonorrhea market now that the two companies are together? And does that increase the size of the opportunity for you, or simply accelerate the timetable for realizing the benefits?

P. Sullivan:               I'll let Bob hit the synergies on the cost side, and
                           Dan if you would like to get the chlamydia on the synergies side.

B. Bowen:                  First, with regard to the synergies on the cost side,
                           first I'd like to point you to the guidance that Cytyc has previously provided on a stand-alone basis as well as published analyst models for the Digene business. And if you start with those two as a basis from a modeling standpoint, we would expect in calendar year `03 that our operating cost synergies, excluding the incremental amortization as a result of the intangibles that come along with this acquisition, to be in the -- let me call it $28- to $30 million range, and that will be offset by the intangibles, which we would expect to add about $7.5 million worth of cost. And in `02, we would expect to have cost synergies in the area of $7- to $9 million, with incremental intangibles, there's an offset of about $5- to $6 million.

D. Levangie:               With respect to the chlamydia market opportunity, we
                           believe that the current market opportunity in the United States is just in excess of 20 million tests per year, and we see that growing fairly significantly over the next several years, to the tune of 20 to 30 percent. That's fueled primarily by the recognition that screening asymptomatic women for chlamydia is a cost-beneficial interaction. And in the past with our previous arrangement with Roche
                           Diagnostics Corporation, as you know, we would recognize a portion of that opportunity through royalty payments from Roche. Now with this acquisition, we intend to play directly in this market and to be a substantial market player in the chlamydia testing and screening market in the United
                           States and internationally. So, we think it's a very large market opportunity, one that's growing, and one in which we will now directly participate.

T. Gunderson:              Thanks very much.

Operator:                  Bruce Cranna with ABM Amro, please go ahead.

Bruce Cranna:              Good morning. Quickly, a question for the floor --
                           any break-up fees in the transaction?

P. Sullivan:               There are traditional deal protection mechanisms in
                           this transaction, of this type.

B. Cranna:                 Can you quantify them at all, Pat?

P. Sullivan:               I prefer not to give explicit break-up fees. That
                           will be part of the public filings that we will have with the SEC.

B. Cranna:                 Okay. I'm not sure if you discussed platforms or not.
                           If you did, I apologize, I missed it. But Digene, I guess we were waiting for the introduction of rapid capture. Do you see yourself, that is Cytyc, continuing to kind of go down that road, rolling out rapid capture in addition to your existing instrumentation?

Man: Absolutely. We have -- we understand the rapid capture system and the advantages, and our intention would be to continue that development in the roll-out of that production.

B. Cranna:                 Okay. And a couple of quick questions for Chuck and
                           Evan, if I could. One is, there was some monies from Roche when, as I recall, the piece was really an investment piece that could convert to stock. Does that now convert? And I think there were also some up-front revenue, I believe. What's the disposition of that?

Man: The investment piece will convert to -- the terms were that it would convert to Digene equity in July of `02 if the two organizations had not reached a broader agreement. One would anticipate that given this transaction we will not and that money will convert and has been contemplated in the transaction.

                           As far as the relationship on the revenue side, the revenue -- Roche is continuing to do their work in Europe, and will continue to do their work in Europe through June 30, 2002, as expected in the relationship. Given the completion of this transaction at the beginning of the next quarter and the transition to a sales force that is under the management of Cytyc Corporation, either with Roche or without Roche, according to the analysis done by Cytyc Corporation, the relationships we established with Roche last year will continue and complete according to its terms.

B. Cranna:                 Okay. And I guess a question for the group -- Digene,
                           you guys had invested a fair amount in Hybrid Capture for array use -- [inaudible] -- use, and I guess my question is, from the Cytyc perspective, do you expect that program to advance, or is that really a non-productive investment?

P. Sullivan:               Well, I would -- as with many other things related to
                           the transaction over the next month, we'll be sitting with the Digene team to understand all aspects of their research and development efforts and their capabilities, and I think those kinds of decisions will be made collectively as we move through the next month or so.

B. Cranna:                 Okay. Last question. Evan, if you could, could you
                           give us a feeling for why now, why this transaction now? I guess a lot of us had thought that there was a lot of potential in the DNA pap and the timing seemed to be good. Why now? And were there any other suitors for the business?

E. Jones:                  I won't comment on the question as to other suitors,
                           Bruce, but as to the question of why now and why this is so compelling, we have achieved significant milestones in the business over the last year or two.
                           As you know, we're poised to cross over to profitability and have very bright prospects certainly for the next several years. Having said that, there's a lot of work to be done to really scale up the business. And a couple of areas that I would point you to are launch of the DNA pap in the United States, to make that a broadly used cervical screening test, and in the European market, the building out of a distribution structure. And part of the analysis on our part was do you try to build that out, or do you join forces with Cytyc and try to accelerate the market penetration. It became clear to us that joining with Cytyc was an incredible opportunity. And so we're quite enthusiastic about the structure of the transaction and also the impact that this will have on our customers, and also for women who receive these tests.

B. Cranna:                 Thank you.

Operator:                  Rick Weber with Dresdner Bank, please go ahead.

Rick Weber:                Yes. You're going before the FDA panel, you said
                           March the 8th. If the results from that panel are not satisfactory, could the Cytyc people change their mind about the transaction, or is there something in the documents that relate to that meeting?

P. Sullivan:               We are joined at the hip with Digene related to the
                           FDA panel hearing. We're in it together.

R. Weber:                  So, regardless of the outcome of that hearing, you
                           still will go forward?

P. Sullivan:               Yes, we will.

R. Weber:                  Okay.  Thank you.

Operator:                  Sara Michelmore with SG Cowen, please go ahead.

Sara Michelmore:           Good morning. I only have a few quick questions here
                           -- most of my questions have been answered. I just wanted to make sure that the share conversion is fixed, that there is no collar on the deal.

P. Sullivan:               That is correct.

S. Michelmore:             Okay. And I'm sorry -- what is the conversion ratio
                           again?

P. Sullivan:               The conversion ratio is 1.1969.

S. Michelmore:             Great. And Chuck, thank you for going through the
                           Roche relationship, your distributor relationship.
                           Could you also just run through what your existing relationships are with Abbot at this point?

C. Fleischman:             Certainly. As you know, we reacquired rights to our
                           chlamydia-gonorrhea test in the United States last month, and we -- actually, worldwide last month -- and Abbott is in a non-exclusive wind-down period that ends April 30th.

S. Michelmore:             Great.  That does it for me.  Thank you.

Operator:                  Brian Long with Chesapeake Partners, please go ahead.

Brian Long:                Hi. I was wondering if you could just go through the
                           regulatory approvals that you need. And I was also curious just why you didn't pursue a discussion with Roche prior to announcing the deal, you know, and how the relationship would change afterwards.

Man: When you mean regulatory approvals, you mean from the FDA side?

B. Long: Or other anti-trust in various countries, or any other approvals you might need?

Man: Well, the transaction is subject to the typical regulatory approvals -- the Hart-Scott-Rodino anti-trust clearance is a regulatory approval as part of this transaction.

B. Long:                   Okay.  And on the Roche issue?

P. Sullivan:               We would rather not comment on the Roche issue.

B. Long:                   Okay.  Very good.  Thank you.

Operator:                  Brett Patelsky with Tiedemann, please go ahead.

Brett Patelsky:            Yes. Are there any conditions to the merger agreement
                           based on, you know, if, say, you get any adverse rulings on Digene's FDA approvals coming due, or on any issues with the relationships, like, if you are unable to -- I don't know if there is any change in control provisions -- or if you are not able to negotiate the relationships to the way that you originally intended?

P. Sullivan:               This is Pat Sullivan. I would say on the FDA issue,
                           we've covered that before, that we are, regardless of the outcome of the FDA panel hearing, we are moving forward with this transaction. We believe that the Digene folks have put together a very compelling submission to the FDA and are confident in their appearance before the panel. And I would say that the merger agreement also contains the traditional or customary material adverse change provisions that are customary in transactions of this sort.

B. Patelsky:               And then, lastly, you went -- I guess you said you
                           were going to commence the exchange offer. Why wouldn't it close in a month after your launch the commencement? I mean, is that -- like, is there any reason why it shouldn't close one month after you commence the exchange offer?

P. Sullivan [?]:           It could close -- typically it takes about 10 days to
                           file the filings with the SEC under 14D and the Schedule TO that's required. That's a 10-day process.
                           And then the tender offer process itself is, I believe, a 20-day process, and that we could then close a definitive agreement after that.

B. Patelsky:               Okay.  Great.  Thanks.

Operator:                  Bob Barringer with Citizens Funds, please go ahead.

Bob Barringer:             Good morning. Just a question for the Digene
                           management. Someone asked why now. I'm just kind of curious about why this particular -- why this price?
                           It seems on the low end -- the price targets. If you look at Wall Street sell side people, are all much higher than this and your stock price has been much higher. Given that, it just seems like alone you had a lot more room to run relative to a combination. I'm just kind of wondering on the -- if you could talk a bit about the pricing of the deal -- maybe it has something to do with the fact that Cytyc's also gotten hurt over the last six months in terms of its multiple, et cetera, but could you kind of go into that a bit?

E. Jones [?]:              Certainly. The relationship allows for Digene
                           shareholders to gain significant up-side growth based on holding their Cytyc stock. We think there is significant room -- we think that on a relative trading basis, the two stocks are at an attractive level, and we think that although Cytyc was banged up a little bit on Friday, the exchange relationship is still very attractive for Digene shareholders and will provide that growth into the future.

B. Barringer:              And you are not disclosing the break-up fee, is that
                           right?

E. Jones [?]:              That is correct.

B. Barringer:              That is not acceptable to me, but that's just me.
                           Thank you.

Operator:                  Ladies and gentlemen, as a reminder, to register for
                           a question, please press the one followed by the four on your telephone.

                           Nick Ciocci with MRT Capital, please go ahead.

Nick Ciocci:               Yes, good morning, gentleman. I'm trying to clarify
                           -- is there an election process in the merger consideration? Can shareholders choose either all cash or all stock, or are those terms fixed with the four dollars and the current ratio?

P. Sullivan [?]:           Those terms are fixed with four dollars in cash and
                           the exchange ratio as we defined it.

N. Ciocci:                 All right.  Thank you.

Operator:                  John DeMasi with Carnation Capital, please go ahead.

John DeMasi:               Hi. Is there any price below which Cytyc, if it
                           trades, would create the opportunity for Digene to walk away from the transaction?

P. Sullivan:               There are no collar or walk-away provisions in the
                           transaction.

J. DeMasi:                 Okay. And is there any due diligence remaining in the
                           merger?

P. Sullivan:               We conducted due diligence prior to the signing of
                           the definitive agreement, and the agreement for the merger is actually just subject to the typical closing conditions of transactions of this type.

J. DeMasi:                 Thank you.

Operator:                  Gentlemen, there are no further questions at this
                           time. I will now turn the call back to you. Please continue with your presentation or any closing remarks.

P. Sullivan:               Thank you, Operator. Evan, I'll provide some closing
                           remarks, and if you would like to add, that would be great.

                           We really do believe that this is an ideal merger for both companies. It really is one that we view as one where one-and-one in fact does equal three. Both companies are ideally positioned -- Digene from an R&D perspective and a platform, and we believe Cytyc from a sales and marketing perspective. So, joining our efforts at this point in time will allow us to enjoy very significant synergies, both in terms of sales and marketing as well as top line and bottom line growth, and we are very excited about the opportunity of consummating this transaction.

                           Evan?

E. Jones:                  Pat, I would add that from Digene's perspective we
                           see this as a blockbuster combination. We're able to combine the strength of our two companies to create an important position in the women's health field. To give you a sense of some of the products at the combined entity would have -- you've got the ThinPrep
                           Pap Test, which is number one in its market; the Hybrid Capture 2 HPV test, which is number one in its market. You've got the combined potential for the DNA pap. You've got the ThinPrep imaging system linking all of those products together. You've got a rapid capture automation in the chlamydia-gonorrhea product. The ThinPrep breast test, which we are quite bullish on. And a number of new technologies at Digene. And from our perspective, when you marry that with the proven, and I would say perhaps the most successful sales and marketing organization in the United States, we have the opportunity here to do something quite significant with Cytyc and are very optimistic about the prospects for the future.

P. Sullivan:               Thank you very much, Evan. Operator, that concludes
                           our remarks. Thank you for participating.

Operator:                  Thank you. Ladies and gentlemen, that does conclude
                           the conference call for today. We thank you for your participation and ask that you please disconnect your lines.